Normal Raw Div

flatland3d is currently a leader in the PEV glove market, and positioned to become a leader in the PEV centered safety market. Although flatland3d has experienced viral success within the PEV industry, we have one major road block that restricts our growth. Our top selling product, the Pro e-skate Glove, has a manufacturing lead time that is longer than the time it takes for us to sell out of the previous order. This results in many months out of the year having customers visit our site to purchase a product that is out of stock. Our problem is simple...we are asset rich, and cash poor.

Our target market is all personal electric vehicle riders. Estimated at a size of 328k PEV units sold as of 4th quarter 2019 and continuing to grow. Riders love our products and we have a cult like following, however, due to our inventory issues we have only penetrated 3% of that target market.

In parallel to placing a larger purchase order of gloves to capture more of the our target market, we plan on developing a new line of e-skate gloves and PEV related safety equipment with flatland3d as the sole owner to yield higher margins than Knox partnered products. Other products in the safety gear lineup would be tailored to PEV speeds and riding conditions, targeting simplicity, ease of use, style and function. Current “competitors” are really only gear designed for other uses.





The opportunity flatland3d presents to you the investor, is a 10% revenue share of our annual sales based on a $249k Reg CF investment. This investment would allow us to place larger purchase orders of gloves from our manufacture which would eliminate our inventory issue, as well as allow us to continue developing our new and expanded product line.

With capital investment, our goal would be to sell 10k pairs of gloves in 2020/2021 ($600k revenue). Capturing a larger portion of our target market. Our current cost of customer acquisition is $0 and we sell out of every shipment of gloves within months just through word of mouth and social media updates.


KNOX



COVID-19 Relief

- *Investors may cancel an investment commitment for any reason within 48 hours from the time of his or her investment commitment (or such later period as the issuer may designate)*
- *This offering has been launched with financial information that has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer. This is pursuant to the SEC's temporary COVID-19 regulatory relief as described in Regulation Crowdfunding §227.201(z).*
- *The issuer may close the offering at any time after it has aggregate investment commitments for which the right to cancel pursuant to paragraph (z)(1)(iv)(A) of this section has lapsed that equal or exceed the target offering amount (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).*
- *If an investor does not cancel an investment commitment within 48 hours from the time of the initial investment commitment, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.*

Save

Our Terms

Revenue Share
Security Type

Not familiar with revenue share? Click Here

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Filing)

$100
Minimum Investment

2.5x
Payback Multiple

10.0%
Revenue Share

Annually
Payment Frequency

5 years
Maturity

Perk calculator

Please select potential investment amount to reveal available perks

$100

Invest $100

Benefits & Perks

$250

Package Level I

1. **Investor Quarterly Update Newsletter** To keep our valued investors informed on our operations, we will offer a quarterly business update newsletter.

Read less

$500

Package Level II

1. **Investor Quarterly Update Newsletter** To keep our valued investors informed on our operations, we will offer a quarterly business update newsletter.

Read less

2. **20% off all all products from flatland3d.com** As a token to your investment, you will receive a 20% discount on all products site wide

Read less

$1,000

Only 100 Packages Offered

Package Level III

1. **Investor Quarterly Update Newsletter** To keep our valued investors informed on our operations, we will offer a quarterly business update newsletter.

Read less

2. **20% off all all products from flatland3d.com** As a token to your investment, you will receive a 20% discount on all products site wide

Read less

3. **flatland3d city t-shirt** The first 50 investors will receive a custom flatland art-T. This shirt will be limited to a quantity of 50 and will not be reproduced again.

Read less

$10,000

Only 10 Packages Offered

Package Level IV

1. **Early Product Release and Design Review** As a special gift to our largest investors, we would like to send our future pre-production product line out for investor review and feedback.

Read less

2. **Investor Quarterly Update Newsletter** To keep our valued investors informed on our operations, we will offer a quarterly business update newsletter.

Read less

3. **20% off all all products from flatland3d.com** As a token to your investment, you will receive a 20% discount on all products site wide

Read less

4. **flatland3d city t-shirt** The first 50 investors will receive a custom flatland art-T. This shirt will be limited to a quantity of 50 and will not be reproduced again.

Read less

View less perks

Our Team



Nick Klimas OWNER

OWNER/OPERATOR


FLATLAND3D

Steve Silva OWNER

OWNER/OPERATOR

Our Milestones

Show All

2015



The first 3d printed "Bash Guard"

Steve Silva and Nick Klimas 3d printed the very first "Bash Guard", a concept designed to protect the

Aug 1st

2016



The start of it all

Flatland3d was founded in 2016 due to the major success of the boosted board accessory called the "Bash Guard"

May 1st

2017



Flatland3d E-Skate Glove

Flatland3d launched the very first e-skate specific glove, allowing e-skate riders to comfortably hold

Aug 7th



Introducing the Bash Guard M

Due to the success of the 3d printed version of the Bash Guard, tooling was cut and the first ever injection

Aug 30th

2019


flatland3d Pro E-Skate Glove: A Closer Look

Introducing the Unidirection Flexible Wristplate

Flatland3d launched the "Fingerless Pro" glove, with our standard scaphoid

Apr 30th

Media



""Only gloves on the market specifically designed to hold remotes""

– TechWeWant

FAQ

Q: What does your competitive landscape look like?

Q: What kind of revenue do you see?

Company

About Us

Our Vision

Meet the Team

Contact Us

Resources

Issuer FAQ

Investor FAQ

Glossary of Terms

Educational Materials

Blog

Legal

Terms of Use

Privacy Policy

Connect

Disclaimer

Investing in startups and early-stage companies involves risks including illiquidity, loss of investment and dilution. If you choose to invest in businesses displayed on this portal, you need to be aware and accept that (1) you should invest money you can afford to lose, (2) the stock purchased is restricted, and that investments are illiquid, (3) even if the business is successful, you might not receive any cash return on your investment for several years, (4) ordinary events in the life of the firm can cause your ownership percentage to decline, and (5) investments in early-stage companies should be done as part of a broader investment plan where the vast majority of assets are placed in safer, more liquid assets. You only will be allowed to invest with Fundopolis after you have registered and reviewed our educational materials.

Crowdfunding is a relatively new and evolving method of using the Internet to raise capital to support a wide range of ideas and ventures. An entity or individual raising funds through crowdfunding typically seeks small individual contributions from a large number of people. Individuals interested in the crowdfunding campaign – members of the "crowd" – may share information about the project, cause, idea or business with each other and use the information to decide whether to fund the campaign based on the collective "wisdom of the crowd." To learn more about crowdfunding, please visit our Educational Material and the SEC's website.

The portal provides access to investment opportunities under Regulation Crowdfunding, which was adopted by the SEC under Title III of the Jumpstart Our Business Startup Act (JOBS Act). Fundopolis www.Fundopolis.com *is a website owned by Fundopolis LLC that operates Fundopolis Portal LLC, a crowdfunding portal member of the* Financial Industry Regulatory Authority (FINRA) *and registered with the U.S. Securities and Exchange Commission (SEC). By accessing this site, you agree to be bound by the* Fundopolis Terms and Conditions *and* Privacy Policy.

Fundopolis LLC runs Fundopolis.com and is the parent company of Fundopolis Portal LLC. Fundopolis Portal LLC is a funding portal (CRD #292835) that operates sections of Fundopolis.com where Regulation Crowdfunding offerings are made. Fundopolis LLC operates sections of Fundopolis.com where some Regulation D and A offerings are made. Fundopolis LLC is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using Fundopolis.com, you accept our Terms and Privacy Policy. If investing, you accept our Investor Agreement.